

July 25, 2014

Via E-mail
Stephen L. Gurba
Chief Executive Officer
Bulova Technologies Group, Inc.
2409 N. Falkenburg Road
Tampa, FL 33619

> **Re:** **Bulova Technologies Group, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed January 13, 2014**
> **File No. 000-09358**

Dear Mr. Gurba:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

General

1. We note that your subsidiary Bulova Technologies Ordnance Systems LLC appealed a decision by the United States government to terminate in 2010 the remaining portions of a weapons contract with the U.S. Army. See Bulova Technologies Ordnance Systems LLC Under Contract No. W91CRB-09-C-0014, ASBCA No. 57406 (Jan. 28, 2014). It appears the amounts in dispute exceeded $12 million prior to the assessment of fees, penalties, and interest. While we note that substantially all of the assets of Bulova Technologies Ordnance Systems were sold in October 2012, we also note that you have not disclosed the status of this legal dispute in the legal proceedings section at any time in your periodic reports. It appears that you should amend your Form 10-K, and subsequent Forms 10-Q as applicable, to include appropriate legal proceedings disclosure. Alternatively, please tell us the basis for excluding this information from your reporting documents and describe in your response the nature of the dispute, the claims by the federal government, the total dollar amounts in dispute, and the status of any legal

proceedings. Further, please clarify when you were first made aware of the termination of the contract and when Bulova Technologies Ordnance Systems LLC first filed its administrative appeal.

2.   While you disclose that you sold substantially all of the assets of Bulova Technologies Ordnance Systems LLC to an unrelated party on October 24, 2012, you disclose on page 18 of your Form 10-Q filed on May 20, 2014 that you are legally responsible for fulfillment of the subsidiary's contracts. Further, you disclose that your financial statements will reflect very little gross profit related to the contracts that are in the process of novation. It appears that you should disclose whether you are liable for the debt related to the U.S. Army contract in dispute or have indemnified the purchaser of the Bulova Technologies Ordnance Systems LLC assets. Please also clarify whether you are seeking to novate all contract obligations and liabilities to the purchaser, and if so, whether either the purchaser or the U.S. government objects to such a novation.

3.   To the extent material, please also clarify the effect on your financial condition and your ability to operate as a going concern should you be held liable for the claims of the U.S. government against Bulova Technologies Ordnance Systems LLC.

Business, page 4

4.   You describe the sale of substantially all of Bulova Technologies Ordnance Systems LLC's assets to L.C. Bowman on October 24, 2012 as a sale to an unrelated party on page 4 of your Form 10-K for the fiscal year ended September 30, 2013 and your preliminary information statement filed on August 24, 2012. Please revise to clarify your relationship to L.C. Bowman and Bulova Technologies Ordnance Systems LLC's successor Bulova Tech Ordnance, LLC prior to and after the sale. Further, please describe any common control between these two entities. We note, for example, that John Gwynn is listed as a manager for both Bulova Technologies Ordnance Systems LLC and Bulova Tech Ordnance, LLC in their respective 2014 Florida Limited Liability Company Annual Reports filed with the Florida Department of State's Division of Corporation.

Exhibits, page 37

5.   We note that you have not filed all of the exhibits required to be filed with your Form 10-K including, but not limited to, your articles of incorporation and by-laws, material contracts, code of ethics, and list of subsidiaries. It appears that you should amend your Form 10-K to file these exhibits. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Stephen L. Gurba
Bulova Technologies Group, Inc.
July 25, 2014
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3457 if you have questions regarding our comments. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel